10029788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section

MAR 01 2010

| SEC FILE NUMBER |
|---|
| 8-68506 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOGEL NEALE SECURITIES, LLC
(as successor to the business of CONSOLIDATED RESEARCH, LLC)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET, SUITE 2202
(No. and Street)

NEW YORK, N.Y. 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD SPINDELL (212) 892-1688
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/11

## OATH OR AFFIRMATION

I, JOSEPH N. STINEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOGEL NEALE SECURITIES, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ROBERT P. DOHN
Notary Public, State of New York
No. 02DO4625764
Qualified in Westchester County
Comission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FOGEL NEALE SECURITIES, LLC

(As successor to the business of CONSOLIDATED RESEARCH, LLC)

# FINANCIAL STATEMENTS
# AND
# INDEPENDENT AUDITOR'S REPORT

# FORM X-17A-5

# DECEMBER 31, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# FOGEL NEALE SECURITIES, LLC

## CONTENTS

## DECEMBER 31, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

# INDEPENDENT AUDITOR'S REPORT

To the Member of
**Fogel Neale Securities, LLC**

I have audited the accompanying statement of financial condition of Fogel Neale Securities, LLC (as successor to the business of Consolidated Research, LLC), (the "company") as of December 31, 2009, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fogel Neale Securities, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 15, 2010

Arnold G. Greene

## FOGEL NEALE SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31 2009

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 74,610 |
| Goodwill | 50,000 |
| **Total assets** | **$ 124,610** |
| | |
| **LIABILITIES AND MEMBERS' CAPITAL** | |
| **LIABILITIES:** | |
| Due to broker | $ 626 |
| Accounts payable and accrued expenses | 51,973 |
| **Total liabilities** | **52,599** |
| Member's capital | 72,011 |
| Total liabilities and member's capital | **$ 124,610** |

See notes to financial statements.

# FOGEL NEALE SECURITIES, LLC

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | | $ 60,762 |
| Consulting fees | | 26,000 |
| Interest and dividends | | 450 |
| **Total revenue** | | **87,212** |
| Expenses: | | |
| Product fees | $ 17,156 | |
| Commissions paid to other broker-dealers | 6,538 | |
| Internet | 1,218 | |
| Regulatory fees and expenses | 2,080 | |
| Consulting fees | 9,000 | |
| Professional fees | 21,547 | |
| Supplies | 709 | |
| Insurance | 3,160 | |
| Dues and subscriptions | 1,411 | |
| Office expense | 3,682 | |
| Other expenses | 9,707 | |
| **Total expenses** | | **76,208** |
| **Net income** | | **$ 11,004** |

See notes to financial statements.

# FOGEL NEALE SECURIITES, LLC

## STATEMENT OF CASH FLOWS

## DECEMBER 31, 2009

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | | $ 11,004 |
| Changes in operating assets and liabilities: | | |
| Decrease in receivable from clearing broker | $ 4,752 | |
| Decrease in prepaid expenses | 3,192 | |
| Decrease in accrued expenses | (63,274) | |
| Increase in due to broker | 626 | |
| Capital contributed | 1,000 | |
| Capital withdrawn | (75,000) | |
| **Total adjustments** | | (128,704) |
| **Net cash decrease provided by operating activities** | | (117,700) |
| **Cash and cash equivalents-January 1, 2009** | | 192,310 |
| **Cash and cash equivalents-December 31, 2009** | | **$ 74,610** |

*Note*: Non-cash item:

Goodwill contributed by Fogel Neale Partners, LLC relating to acquisition of substantially all of the assets net of substantially all of the liabilities of the Company. $ 50,000

See notes to financial statements

# FOGEL NEALE SECURIITES, LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **Member's capital**, January 1, 2009 | | $ 85,007 |
| Add: | Net income | 11.004 |
| | Capital contributed | 1,000 |
| | Goodwill related to succession | 50,000 |
| Less: | Capital withdrawn | ( 75,000) |
| **Member's capital**, December 31, 2009 | | **$ 72,011** |

See notes to financial statements.

# FOGEL NEALE SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2009

1. **Nature of business**:

Fogel Neale Securities, LLC (the "Company") a New York Limited Liability Company formed on August 4, 2009, succeeded to the business operations of Consolidated Research, LLC ("CORE") in December, 2009 in a transaction in which substantially all of the assets net of substantially all of the liabilities of CORE were transferred to the Company, a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is providing financial research and analysis, acting as a broker-dealer of securities.

2. **Summary of significant accounting policies**

*Cash and Cash Equivalents*

The Company considers money market mutual funds to be cash equivalents.

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

*Soft Dollar Agreements*

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Exchange Act Section 28(e), which provides for payment of research and quote services. The costs associated with soft dollar arrangements are included in the product fees line item on the Statement of Income and Expense.

*Income taxes*

No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company's parent is subject to the New York City unincorporated business tax. At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# FOGEL NEALE SECURIITES, LLC

**NOTES TO FINANCIAL STATEMENTS CONTINUED**

3. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital amounted to $21,265, which was $16,265 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.44 to 1 at December 31, 2009. In January 2010 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $21,265.

4. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. **Concentrations of credit risk**

The Company maintains its cash balances in various financial institutions. These balances at times may exceed the amounts insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company maintains some of its cash equivalents in an account with a broker dealer. Management does not anticipate any losses as a result of these concentrations.

**6. Subsequent events**

Management has evaluated subsequent events for disclosure and/or recognition through the date that the financial statements were available to be issued, which date is February 15, 2010.

# FOGEL NEALE SECURITIES, LLC

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2009

| | | |
|---|---|---|
| Capital | | $ 72,011 |
| Less: non-allowable assets | | ( 50,000) |
| Tentative net capital before haircuts | | 22,011 |
| Less: Haircuts ($37,283 X 2%) | | ( 746) |
| **Net capital** | | **21,265** |
| Greater of: | | |
| Minimum dollar net capital required | **$ 5,000** | |
| or | | |
| Minimum net capital required: (6 2/3% of aggregate indebtedness $51,973) | **$ 3,465** | 5,000 |
| **Excess net capital** | | **$ 16,265** |

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 51,973** |
| Percentage of aggregate indebtedness to net capital | **244.41%** |

See notes to financial statements



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# FOGEL NEALE SECURITIES, LLC

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2009

| | |
|---|---|
| Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report) | $ 21,265 |
| Audit Adjustments | -0- |
| Net capital per audited report, December 31, 2009 | **$ 21,265** |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

# FOGEL NEALE SECURITIES, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## FOR THE YEAR ENDED DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (ii) of the rule.

# FOGEL NEALE SECURIITES, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## FOR THE YEAR ENDED DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of

**FOGEL NEALE SECURITIES, LLC**

In planning and performing my audit of the financial statements and supplementary schedules of Fogel Neale Securities, LLC (as successor to the business of Consolidated Research, LLC), (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2010